SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2024
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Companhia Aberta

CNPJ/MF 33.042.730/0001-04

NIRE nº 35-3.0039609.0

MATERIAL FACT

COMPANHIA SIDERÚRGICA NACIONAL (“Company”) announces that the Board of Directors approved its 16th issuance of simple debentures, not convertible into shares, of the unsecured type, in up to two series, in the total amount of R$ 500,000,000.00 (five hundred million reais), with a nominal unit value of R$1,000.00, on the date of issuance (“Debentures” e “Issuance”, respectively).

The Issuance will be the subject of a public offering, under the rite of automatic registration, in accordance with Law No. 6,385, of December 7, 1976, as amended, Resolution of the Brazilian Securities Exchange Commission (“CVM”) No. 160, of July 13, 2022, as amended, and other applicable legal and regulatory provisions, under the firm placement guarantee regime, intended for the investing public in general (“Offer”). The Debentures will meet the requirements of article 2 of Law No. 12,431, of June 24, 2011, as amended, so that their holders will be entitled to tax benefits in accordance with the law.

Within the scope of the Offer, the procedure for collecting investment intentions will be adopted, organized by the Coordinators, in accordance with the terms to be set out in the deed of issuance of the Debentures (“Deed of Issuance”) and in the distribution contract to be signed between the Company and the Coordinators with receipt of reservations, in compliance with the provisions of article 61, paragraph 2, of CVM Resolution 160, to (i) define the final remuneration rate; (ii) define the number of series, observing the allocation system; (iii) define the number of Debentures to be allocated in each series, observing the maximum quantity of Debentures in the Second Series and the maximum volume of Debentures in the Second Series; and (iv) verify the existence of demand for the placement of all series of Debentures, and, if such demand is verified, define on the Issuance in up to 2 (two) series (“Bookbuilding Procedure”).

The First Series Debentures will have a maturity period of 10 (ten) years, counting from the date of issuance. Remunerative interest will be accrued on the updated nominal unit value of the First Series Debentures corresponding to a certain percentage per year, to be defined in accordance with the Bookbuilding Procedure, and which will be the highest rate between (a) the internal rate of return of the Security Public Treasury IPCA+ with Semiannual Interest (new denomination of National Treasury Notes – Series B) (“NTN-B”), due on May 15, 2033, calculated in accordance with the indicative quote published by ANBIMA on its website (http://www.anbima.com.br) on the date of completion of the Bookbuilding Procedure, exponentially increased by an annual surcharge (spread) of 0.49% (forty-nine hundredths percent) per year, base 252 (two hundred and fifty-two) Business Days, and (b) 6.90% (six whole and ninety hundredths percent) per year, based on 252 (two hundred and fifty-two) Business Days.

The Second Series Debentures will have a maturity period of 15 (fifteen) years, counting from the date of issuance. Remunerative interest will be accrued on the updated nominal unit value of the Second Series Debentures corresponding to a certain percentage per year, to be defined in accordance with the Bookbuilding Procedure, and which will be the highest rate between (a) the internal rate of return of the NTN -B, maturing on May 15, 2035, calculated in accordance with the indicative price published by ANBIMA on its website (http://www.anbima.com.br) on the date of the Bookbuilding Procedure, plus exponentially with an annual surcharge (spread) of 0.69% (sixty-nine hundredths percent) per year, based on 252 (two hundred and fifty-two) Business Days, and (b) 7.00% (seven percent) per year, based on 252 (two hundred and fifty-two) Business Days.

Pursuant to article 2, paragraph 1, of Law 12,431, Decree 11,964 and Resolution of the National Monetary Council No. 5,034, of July 21, 2022, the net resources raised by the Company through the Debentures will be used exclusively for the future payment and/or reimbursement of expenses, expenses, grants and/or debts related to the implementation of the infrastructure investment project in the energy sector, specifically in generation from renewable sources, as long as they occurred within a period equal to or less than 24 ( twenty-four) months from the closing date of the Offer.

The general conditions of the Issuance are indicated in the minutes of the Company's Board of Directors Meeting, which is available on the Company's investor relations page and on the CVM website on the world wide web.

This Material Fact is disclosed by the Company exclusively in compliance with applicable legislation and regulations, in a manner that is exclusively informative in nature and should not be interpreted or considered, for all legal purposes, as a sales or offering material for the Debentures.

São Paulo, November 05, 2024.

COMPANHIA SIDERÚRGICA NACIONAL

Antonio Marco Campos Rabello

Executive Director of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 6, 2024

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Antonio Marco Campos Rabello
Antonio Marco Campos Rabello Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.